SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2018

The preliminary financial performance figures for Woori Bank for the nine-month period ended on September 30, 2018, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2018	2Q 2018	% Change Increase (Decrease)	3Q 2017	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,155,086	6,256,134	(33.58)	4,647,096	(10.59)
	Cumulative Basis	15,635,799	11,480,713	36.19	16,633,960	(6.00)
Operating Income	Specified Quarter	765,801	986,418	(22.37)	317,688	141.05
	Cumulative Basis	2,573,516	1,807,715	42.36	1,801,916	42.82
Income before	Specified Quarter	825,776	995,497	(17.05)	371,638	122.20
Income Tax Expense	Cumulative Basis	2,627,308	1,801,532	45.84	1,801,586	45.83
Net Income	Specified Quarter	604,525	721,796	(16.25)	283,426	113.29
	Cumulative Basis	1,920,841	1,316,316	45.93	1,392,441	37.95
Profit to the Equity Holders of the Parent Entity	Specified Quarter	597,522	716,142	(16.56)	280,146	113.29
	Cumulative Basis	1,903,400	1,305,878	45.76	1,378,507	38.08

*	Revenue represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (and excludes non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: October 26, 2018	By:	/s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Managing Director